Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of JOANN Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated March 18, 2022, with respect to the consolidated financial statements of JOANN Inc. included in its Annual Report (Form 10-K) for the year ended January 29, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 3, 2022